Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ZTO Express (Cayman) Inc., you should at once hand this circular together with the enclosed form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

(1)      PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE;

(2)      PROPOSED AMENDMENT AND RESTATEMENT OF ARTICLES OF ASSOCIATION; AND

(3)      NOTICE OF EXTRAORDINARY GENERAL MEETING

Capitalized terms used in the cover page shall have the same meanings as those defined in this circular.

A letter from the Board is set out on pages 5 to 9 of this circular.

A notice convening the EGM to be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong, on Friday, April 14, 2023 at 2:00 p.m. (local time) is set out on pages EGM-1 to EGM-6 of this circular. The form of proxy for use at the EGM is also enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (https://zto.investorroom.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on March 13, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of our Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on March 13, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on April 12, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 8:00 a.m., New York time, on April 5, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

March 6, 2023

CONTENTS

Page

DEFINITIONS			1

LETTER FROM THE BOARD			5

APPENDIX I	–	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE	10

APPENDIX II	–	PROPOSED NEW ARTICLES	14

NOTICE OF EXTRAORDINARY GENERAL MEETING			EGM-1

– i –

DEFINITIONS

“ADSs”	American Depositary Shares (each representing one Class A Ordinary Share)

“Articles of Association”	the third amended and restated memorandum and articles of association of the Company, as adopted by a special resolution of the Company passed on June 2, 2021, and as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Board”	the board of Directors

“Business Day”	a day on which the Hong Kong Stock Exchange is open for the business of dealing in securities

“China” or “the PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, excluding Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“Class A Ordinary Shares”	Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, giving a holder of a Class A ordinary share one vote per share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to 10 votes per share on any resolution tabled at the Company’s general meeting

“close associate”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Company”, “we”, “us”, or “our”	ZTO Express (Cayman) Inc., a company incorporated in the Cayman Islands on April 8, 2015 as an exempted company and, where the context requires, its subsidiaries and consolidated affiliated entities from time to time

“Companies Act”	the Companies Act (As Revised) of the Cayman Islands as amended from time to time

DEFINITIONS

“controlling shareholder”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Director(s)”	the director(s) of the Company

“EGM”	an extraordinary general meeting of the Company to be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong on Friday, April 14, 2023 at 2:00 p.m. (local time) to consider and, if appropriate, to approve the resolutions contained in the notice of the meeting which is set out on pages EGM-1 to EGM-6 of this circular, or any adjournment thereof. An online live webcast of the meeting will also be made available for holders of Shares as of Shares Record Date

“Effective Date”	The date, expected to be May 1, 2023, on which the Proposed Conversion will become effective

“First Conversion Announcement”	the announcement of the Company dated December 23, 2022 in relation to, among other matters, the Proposed Conversion

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	February 28, 2023, being the latest practicable date for ascertaining certain information before the publication of this circular

DEFINITIONS

“New Articles”	the fourth amended and restated memorandum and articles of association of the Company proposed to be adopted at the EGM, the full text of which shown as a comparison against the Articles of Association is set out in Appendix II to this circular

“NYSE”	New York Stock Exchange

“Proposed Conversion”	the Company’s proposed voluntary conversion of its secondary listing status in Hong Kong to primary listing on the Hong Kong Stock Exchange

“Prospectus”	the Company’s prospectus published on September 17, 2020 in connection to its offering of shares for subscription by the public in Hong Kong

“SEC”	U.S. Securities and Exchange Commission

“SFC”	Securities and Futures Commission of Hong Kong

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Shareholder(s)”	the holder(s) of the Share(s), where the context requires, ADSs

“Share Issue Mandate”	a general mandate proposed to be granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of the issued and outstanding Shares as at the date of passing of such ordinary resolution

“Share Repurchase Mandate”	a general mandate proposed to be granted to the Directors to exercise the powers of the Company to repurchase Shares not exceeding 10% of the total number of issued and outstanding Shares as at the date of passing of such ordinary resolution

“subsidiary” or “subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules

DEFINITIONS

“substantial shareholder”	has the meaning ascribed to it in the Hong Kong Listing Rules

“Takeovers Code”	The Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission in Hong Kong as amended from time to time

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	per cent

LETTER FROM THE BOARD

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

Executive Directors

Mr. Meisong LAI (Chairman)

Mr. Jilei WANG

Mr. Hongqun HU

Non-executive Directors

Mr. Xing LIU

Mr. Zheng LIU

Independent Non-executive Directors

Mr. Frank Zhen WEI

Mr. Qin Charles HUANG

Mr. Herman Cheng-Chun YU

Mr. Tsun-Ming (Daniel) KAO

Ms. Fang XIE

Registered office

Maples Corporate Services Limited PO Box 309

Ugland House

Grand Cayman, KY1-1104 Cayman Islands

Principal Executive Offices of Main Operations

Building One No. 1685 Huazhi Road Qingpu District

Shanghai, 201708

People’s Republic of China

Address in Hong Kong

Unit A1 of Unit A, 11th Floor Success Commercial Building 245-251 Hennessy Road

Hong Kong

March 6, 2023

To the Shareholders

Dear Sir or Madam,

(1)    PROPOSED GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE;

(2)    PROPOSED AMENDMENT AND RESTATEMENT OF ARTICLES OF ASSOCIATION; AND

(3)    NOTICE OF EXTRAORDINARY GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide Shareholders with further information on the proposals that will be put forward at the EGM for Shareholders’ approval and the notice of EGM.

LETTER FROM THE BOARD

2.	PROPOSE GRANT OF SHARE REPURCHASE MANDATE AND SHARE ISSUE MANDATE

Overview

Reference is made to the announcement of the Company dated November 18, 2022 and the First Conversion Announcement in relation to, among other matters, the Proposed Conversion. In light of the Proposed Conversion pursuant to which the Company is expected to obtain a primary listing status on the Hong Kong Stock Exchange and become dual primary listed on the Hong Kong Stock Exchange in Hong Kong and the NYSE in the U.S., ordinary resolutions will be proposed at the EGM to approve the grant of the Share Repurchase Mandate and the Share Issue Mandate.

Share repurchase mandate

In order to give the Company the flexibility to repurchase Class A Ordinary Shares on-market if and when appropriate and in accordance with Rule 10.06(1)(ii) of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the EGM to approve the grant of the Share Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares not exceeding 10% of the total number of issued and outstanding Shares as at the date of passing of such ordinary resolution. As at February 28, 2023, the Company had a total of 808,023,009 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued and outstanding Shares remained unchanged following February 28, 2023 and prior to the date of the EGM, the maximum number of Class A Ordinary Shares which may be repurchased pursuant to the Share Repurchase Mandate as at the date of grant will be 80,802,300 Class A Ordinary Shares.

The Share Repurchase Mandate shall be in force from the date of the passing of the relevant resolution at the EGM until the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Repurchase Mandate is revoked or varied by an ordinary resolution of the shareholders.

An explanatory statement required by the Hong Kong Listing Rules to be sent to all shareholders in connection with the Share Repurchase Mandate is set out in Appendix I to this circular.

LETTER FROM THE BOARD

Share issue mandate

In order to give the Company the flexibility to issue Class A Ordinary Shares if and when appropriate and in accordance with Rule 13.36 of the Hong Kong Listing Rules, an ordinary resolution will be proposed at the EGM to approve the granting of a share issue mandate to the Directors to issue, allot or deal with additional Class A Ordinary Shares not exceeding 20% of the total number of issued and outstanding Shares as at the date of passing of such ordinary resolution. As at February 28, 2023, the Company had a total of 808,023,009 issued and outstanding Shares. Subject to the passing of the relevant ordinary resolution and assuming that the number of issued and outstanding Shares remains unchanged following February 28, 2023 and prior to the date of the EGM, the Directors will be authorized to issue a maximum of 161,604,601 Class A Ordinary Shares under the Share Issue Mandate.

In addition, subject to a separate approval of the ordinary resolution 3 set out in the notice of the EGM, the number of Shares purchased by the Company under ordinary resolution 2 will also be added to extend the Share Issue Mandate as mentioned in ordinary resolution 1 provided that such additional amount shall not exceed 10% of the total number of issued and outstanding Shares as at the date of passing the resolutions in relation to the Share Issue Mandate and Share Repurchase Mandate.

The Share Issue Mandate shall be in force from the date of the passing of the relevant resolution at the EGM until the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Share Issue Mandate is revoked or varied by an ordinary resolution of the Shareholders.

3.	PROPOSED AMENDMENT AND RESTATEMENT OF ARTICLES OF ASSOCIATION

As disclosed in the First Conversion Announcement, the Board has proposed to amend and restate the Articles of Association by adopting the New Articles in substitution for and to the exclusion of the Articles of Association mainly to (i) comply with Appendix 3 to the Hong Kong Listing Rules; (ii) allow a general meeting to be held as an electronic general meeting or a hybrid meeting; and (iii) incorporate certain consequential and housekeeping amendments.

The full text of the New Articles shown as a comparison against the Articles of Association is set out in Appendix II to this circular. The Chinese translation of the New Articles is for reference only. In case of any discrepancy or inconsistency between the English and Chinese versions, the English version shall prevail.

LETTER FROM THE BOARD

The proposed adoption of the New Articles is subject to the approval of the Shareholders by way of a special resolution at the EGM. The full text of the New Articles, if approved by the Shareholders at the EGM, will be published on the websites of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company at https://zto.investorroom.com/on the Effective Date.

Reference is made to page 39 of the First Conversion Announcement. The New Articles, if approved by the Shareholders by way of a special resolution at the EGM, will come into effect from the Effective Date.

4.	EGM

The EGM will be held at 9/F, The Center, 99 Queen’s Road Central, Hong Kong, on Friday, April 14, 2023 at 2:00 p.m. (local time). The Company will make available a live webcast of the EGM (the “Virtual Meeting”) for all holders of Shares (i.e. those who hold Shares directly) as of Shares Record Date. Holders of Shares as of Shares Record Date may view and listen to the EGM and submit questions, but will not be able to vote, through the Virtual Meeting. Registered holders of the Shares (i.e. those who hold Shares directly) as of Shares Record Date shall receive a notification letter for the login details to access the live webcast of the EGM.

The notice of the EGM is set out in this circular. The form of proxy for use at the EGM is also enclosed with this circular. The form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk), the Company (https://zto.investorroom.com/) and the SEC (www.sec.gov).

The Board has fixed the close of business on March 13, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of our Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of ADSs as of the close of business on March 13, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

The Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on April 12, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 8:00 a.m., New York time, on April 5, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

The return of a form of proxy will not preclude holders of the Shares from attending and voting in person at the EGM.

LETTER FROM THE BOARD

In accordance with Rule 13.39(4) of the Hong Kong Listing Rules, all votes of the Shareholders at the EGM shall be taken by poll and an announcement on the poll results will be published by the Company after the EGM in the manner prescribed under the Hong Kong Listing Rules.

5.	RECOMMENDATION

The Directors believe that the proposals set out in this circular and notice of EGM in relation to the grant of the Share Repurchase Mandate and the Share Issue Mandate and the amendment and restatement of the Articles of Association, are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that all Shareholders vote in favor of all such resolutions to be proposed at the EGM.

6.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

Yours faithfully,
for and on behalf of the Board of
ZTO Express (Cayman) Inc.
Meisong LAI
Chairman

APPENDIX I	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

This appendix serves as an explanatory statement, as required by Rule 10.06(1)(b) of the Hong Kong Listing Rules, to provide information for you to make a reasonably informed decision on whether to vote for or against ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the EGM.

1.	SHARE CAPITAL

As at February 28, 2023, the Company had a total of 808,023,009 issued and outstanding Shares, out of which 601,923,009 were Class A Ordinary Shares and 206,100,000 were Class B Ordinary Shares.

Subject to the passing of the ordinary resolution with respect to the Share Repurchase Mandate to be proposed at the EGM, and on the basis that the Company’s total issued and outstanding share capital remains unchanged from February 28, 2023 to the EGM date, the Directors would be authorized under the Share Repurchase Mandate to repurchase up to 80,802,300 Shares, representing 10% of the Company’s total issued and outstanding share capital, during the period of the Share Repurchase Mandate.

2.	REASONS FOR REPURCHASING SHARES

The Directors believe that it is in the best interests of the Company and Shareholders to have a general authority from Shareholders to enable the Company to purchase Shares in the market. The repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or its earnings per Share, will be made only when the Directors believe that such repurchases will benefit the Company and Shareholders.

The Directors have no present intention to cause the Company to repurchase any Shares and they would exercise the power to repurchase only in circumstances where they consider that the repurchase would be in the best interests of the Company and Shareholders.

3.	FUNDING OF REPURCHASES

Repurchases of Shares will be funded by the Company’s internal resources, which includes funds legally available for such purposes in accordance with the Articles of Association, the Hong Kong Listing Rules, and applicable laws and regulations in the Cayman Islands, Hong Kong and elsewhere (as the case may be).

4.	IMPACT OF REPURCHASES

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the Company’s annual report for the year ended December 31, 2021) in the event that the Share Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Share Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital requirements or gearing levels that, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX I	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a Shareholder’s proportionate interest in the Company’s voting right increases, this increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code) could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at February 28, 2023, to the best knowledge and belief of the Directors, Mr. Meisong Lai, was interested in a total of 7,684,481 Class A Ordinary Shares and 206,100,000 Class B Ordinary Shares (through Zto Lms Holding Limited), representing a total of approximately 77.68% voting rights in the Company with respect to shareholders’ resolutions. Assuming there will be no change in the number of issued and outstanding Shares and the shareholding of Mr. Meisong Lai, the shareholding of Mr. Meisong Lai would be increased from approximately 77.68% to approximately 80.12% in the event that the Directors exercise the Share Repurchase Mandate in full. As such, to the best knowledge and belief of the Directors and in the absence of special circumstances, the exercise of the Share Repurchase Mandate is not expected to give rise to an obligation to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Hong Kong Stock Exchange.

APPENDIX I	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

6.	MARKET PRICES OF SHARES

The Class A Ordinary Shares were listed on the Hong Kong Stock Exchange on September 17, 2020. Set out below are the highest and lowest prices at which the Class A Ordinary Shares traded on the Hong Kong Stock Exchange during each month during the previous twelve months and until the latest Practicable Date:

	Share price
	(per Class A Ordinary Share)
	Highest	Lowest
	(HK$)	(HK$)
2022
March	233.20	141.20
April	221.00	175.20
May	230.20	182.60
June	219.80	184.70
July	215.40	193.30
August	219.80	191.60
September	222.80	186.00
October	208.00	123.00
November	194.20	129.60
December	222.80	192.30

2023
January	233.80	209.60
February	235.8	187.4

7.	REPURCHASES OF SHARES

During the six months preceding the Latest Practicable Date, the Company has repurchased a total of 1,710,107 ADSs (representing 1,710,107 Class A Ordinary Shares) on the NYSE, details of which are set out below:

NYSE

	Number of			Total
	Shares	Highest	Lowest	consideration
Date of repurchase	repurchased	price paid	price paid	paid
		(US$)	(US$)	(US$)
December 5, 2022	486,007	25.00	24.69	12,129,616.90
February 21, 2023	346,700	24.99	24.71	8,661,224.73
February 22, 2023	53,700	24.99	24.95	1,342,961.82
February 23, 2023	506,700	24.99	24.72	12,605,429.25
February 24, 2023	303,100	24.70	24.24	7,414,401.89
February 28, 2023	13,900	23.99	23.92	333,719.54

APPENDIX I	EXPLANATORY STATEMENT ON THE SHARE REPURCHASE MANDATE

Save as disclosed above, during the six months preceding the Latest Practicable Date, the Company did not repurchase any Shares (whether on the Hong Kong Stock Exchange or otherwise).

8.	GENERAL

None of the Directors, nor, to the best of the Directors’ knowledge having made all reasonable enquiries, any of their close associates (as defined in the Hong Kong Listing Rules), has any present intention, in the event that the Share Repurchase Mandate is approved, to sell any Shares to the Company.

No core connected person (as defined in the Hong Kong Listing Rules) has notified our Company that he/she/it has a present intention to sell Shares to the Company if the Share Repurchase Mandate is exercised.

The Directors have undertaken to the Hong Kong Stock Exchange that, so far as the same may be applicable, they will exercise the Share Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands (being the jurisdiction of the Company’s incorporation).

APPENDIX II	PROPOSED NEW ARTICLES

THE COMPANIES ACT (AS REVISED)
OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~THIRD~~FOURTH AMENDED AND RESTATED
MEMORANDUM OF ASSOCIATION

OF

ZTO EXPRESS (CAYMAN) INC.

中通快遞(開曼)有限公司

(adopted by a Special Resolution passed on ~~2 June 2021~~[●])

1.	The name of the Company is ZTO Express (Cayman) Inc. 中通快遞(開曼)有限公司.

2.	The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

APPENDIX II	PROPOSED NEW ARTICLES

7.	The authorised share capital of the Company is US$1,000,000 divided into 10,000,000,000 shares comprising of (i) 8,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,000,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 1,000,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the Articles. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

APPENDIX II	PROPOSED NEW ARTICLES

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

~~THIRD~~FOURTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

ZTO EXPRESS (CAYMAN) INC.

中通快遞(開曼)有限公司

(adopted by a Special Resolution passed on ~~2 June 2021~~[●])

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

~~“Act”~~	~~means the Companies Act and every other law and regulation of the Cayman Islands for the time being in force concerning companies and affecting the Company;~~

“ADS”	means an American Depositary Share representing Class A Ordinary Shares;

APPENDIX II	PROPOSED NEW ARTICLES

“Affiliate”	means in respect of a Person, any other Person that, directly or indirectly, through ~~(1)~~  one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in- law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty ~~per cent~~percent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman”	means the chairman of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

APPENDIX II	PROPOSED NEW ARTICLES

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.0001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Communication Facilities”	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing, and/or any other video- communications, internet or online conferencing application or telecommunications facilities by means of which all Persons participating in a meeting are capable of hearing and being heard by each other;

“Companies Ordinance”	means the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) as in force from time to time;

“Company”	means ZTO Express (Cayman) Inc. 中通快遞(開曼)有限公司, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”	means the main corporate/investor relations website of the Company, the address or domain name of which has been notified to Shareholders;

“Corporate Governance Committee”	means the corporate governance committee of the Board established in accordance with Article 111;

“Corporate Governance Report”	means the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the Listing Rules;

APPENDIX II	PROPOSED NEW ARTICLES

“Designated Stock Exchange”	means (i) the stock exchange in the United States on which any Shares and ADSs are listed for trading or (ii) the Hong Kong Stock Exchange on which any Shares are listed for trading;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on ~~the~~any Designated Stock Exchange, and for the avoidance of doubt, include the Listing Rules;

“Director”	means any director from time to time of the Company;

“electronic”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”	means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“electronic record”	has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;.

APPENDIX II	PROPOSED NEW ARTICLES

“Independent Non-executive Director”	means a Director recognized as such by the relevant code, rules and regulations applicable to the listing of shares on the Hong Kong Stock Exchange;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange as amended from time to time;.

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Nominating and Corporate Governance Committee”	shall have the meaning ascribed to it under Article 107;

“Nomination Committee”	Means the nomination committee of the Board established in accordance with Article 107;

“Ordinary Resolution”	means a resolution:

(a)	passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

APPENDIX II	PROPOSED NEW ARTICLES

“Person”	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Present”	means in respect of any Person, such Person’s presence at a general meeting of Shareholders (or any meeting of the holders of any Class of Shares), which may be satisfied by means of such Person or, if a corporation or other non-natural Person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”	means a share in the share capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

APPENDIX II	PROPOSED NEW ARTICLES

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”	means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a ~~person~~Person with the intent to sign the electronic communication;

“Special Resolution”	~~means a special resolution of~~ shall have the ~~Company passed~~same meaning as ascribed thereto in ~~accordance with~~ the Companies Act and for the purpose of these Articles, the requisite majority shall be super-majority vote, being ~~a resolution:~~

~~(a)~~	~~passed by~~ not less than ~~two-thirds~~three-fourths of the votes ~~cast by~~of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly ~~authorised~~ authorized representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly give~~n; or~~

~~(b)~~	~~approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;~~, and includes a unanimous written resolution passed pursuant to Article 84. In computing the majority on a poll regard shall be had to the number of votes to which each Member is entitled by the Articles;

APPENDIX II	PROPOSED NEW ARTICLES

~~“Treasury Share”~~	~~means a Share held in the name of the Company as a treasury share in accordance with the Companies Act; and~~

“Takeovers Code”	means the Codes on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and.

“Virtual Meeting”	means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairman of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

APPENDIX II	PROPOSED NEW ARTICLES

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic ~~Transaction~~Transactions Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.	The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

SHARES

8.	Subject to these Articles and the Listing Rules, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a)	issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

APPENDIX II	PROPOSED NEW ARTICLES

(b)	grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.	Subject to the Articles and in compliance with the Listing Rules and the Takeovers Code, ~~T~~the Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. Subject to the Articles and in compliance with the Listing Rules and the Takeovers Code, ~~T~~the Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

APPENDIX II	PROPOSED NEW ARTICLES

(e)	whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

(f)	whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g)	whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

APPENDIX II	PROPOSED NEW ARTICLES

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.	Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ~~ordinary share~~Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

13.	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Each Class B Ordinary Share shall automatically be re-designated into one Class A Ordinary Share without any action being required by the holders of Class B Ordinary Shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent, if at any time Mr. LAI Meisong and his affiliates collectively hold less than ten percent (10%) of the issued Shares in the capital of the Company, and no Class B Ordinary Shares shall be issued by the Company thereafter.

14.	Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective forthwith upon entries being made in the Register ~~of Members~~ to record the re- designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

15.	Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not an Affiliate of such Shareholder, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not an Affiliate of the registered shareholder of such Share, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company’s registration of such sale, transfer, assignment or disposition in its Register ~~of Members~~; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder’s contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For purpose of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

APPENDIX II	PROPOSED NEW ARTICLES

16.	Save and except for voting rights and conversion rights as set out in Articles 12 to 16 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

17.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied with the consent in writing of the holders of ~~two-thirds~~three-fourths (3/4) of the issued Shares of that Class or with the sanction of a Special Resolution passed at a separate meeting of the holders of the Shares of that Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons holding or representing by proxy at least one-third (1/3) in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not ~~present~~Present, those Shareholders who are ~~present~~Present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. ~~For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.~~

18.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. ~~The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.~~

CERTIFICATES

19.	Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two calendar months after allotment or ~~lodgement~~lodgment of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person, provided that in respect of a Share or Shares held jointly by several ~~persons~~Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

APPENDIX II	PROPOSED NEW ARTICLES

20.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

21.	Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

22.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	In the event that Shares are held jointly by several ~~persons~~Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

24.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

25.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

APPENDIX II	PROPOSED NEW ARTICLES

26.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

27.	For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

28.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

29.	Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

APPENDIX II	PROPOSED NEW ARTICLES

33.	The Directors may make arrangements with respect to the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

35.	If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.	The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

39.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

40.	A certificate in writing under the hand of a Director of the Company that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

APPENDIX II	PROPOSED NEW ARTICLES

41.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

43.	The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The instrument of transfer of any Share shall be in writing and shall be executed with a manual signature or facsimile signature (which may be machine imprinted or otherwise) by or on behalf of the transferor and transferee provided that in the case of execution by facsimile signature by or on behalf of a transferor or transferee, the Board shall have previously been provided with a list of specimen signatures of the authorised signatories of such transferor or transferee and the Board shall be reasonably satisfied that such facsimile signature corresponds to one of those specimen signatures. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

44.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares which is not fully paid up or on which the Company has a lien.

(b)	The Directors may also decline to register any transfer of any Share unless:

(i)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required;

APPENDIX II	PROPOSED NEW ARTICLES

(iv)	in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; and

(v)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

45.	The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register ~~of Members~~ closed for more than thirty calendar days in any calendar year.

46.	All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

47.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

48.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such ~~person~~Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

APPENDIX II	PROPOSED NEW ARTICLES

REGISTRATION OF EMPOWERING INSTRUMENTS

50.	The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.	The Company may by Ordinary Resolution:

(a)	increase its share capital by new Shares of such amount as it thinks expedient;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	subdivide its Shares, or any of them, into Shares of an amount smaller than that fixed by the Memorandum, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

53.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

54.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)	issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

APPENDIX II	PROPOSED NEW ARTICLES

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles, provided always that any such purchase shall only be made in accordance with any relevant code, rules or regulations issued by Hong Kong Stock Exchange or the Securities and Futures Commission of Hong Kong from time to time in force; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

55.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

56.	The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

57.	The Directors may accept the surrender for no consideration of any fully paid Share.

~~TREASURY SHARES~~

58.	~~The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.~~

59.	~~The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).~~

GENERAL MEETINGS

60.58.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

61.59.	(a)	The Company shall, for as long as the Class A Ordinary Shares remain listed on the Hong Kong Stock Exchange, in each ~~calendar~~ financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b)	At these meetings the report of the Directors (if any) shall be presented.

~~62.~~60.	(a)	The Chairman or a majority of the Directors may call general meetings, and they shall on a Shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Shareholders’ requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate ~~(i)~~ not less than 10%, ~~on a one vote per share basis, for as long as the Class A Ordinary Shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than one-third (1/3),~~ of all votes attaching to all issued and outstanding Shares of the Company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings of the Company.

APPENDIX II	PROPOSED NEW ARTICLES

(c)	The requisition must state the objects of the meeting and the resolutions to be added to the meeting agenda, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within twenty-one calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing ~~more~~not less than ~~one-half~~10% of all votes attaching to all issued and outstanding Shares of the ~~total voting rights of all of them~~Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

~~63.~~61. ~~(i) At least fourteen (14) days’ notice, for so long as the Class A Ordinary Shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise at least ten (10) calendar days’ notice shall be given for any general meeting.~~An annual general meeting shall be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the ~~general nature of the business~~particulars of the resolutions to be considered at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that the Company may convene a general meeting on shorter notice than required under the Articles of Association, and a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is so agreed:

(a)	in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

APPENDIX II	PROPOSED NEW ARTICLES

(b)	in the case of an extraordinary general meeting, by two-thirds (2/3rd) of the Shareholders having a right to attend and vote at the meetin~~g, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy.~~ and Present at the meeting.

~~64.~~62. The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

~~65.~~63. No business except for the appointment of a chairman for the meeting shall be transacted at any general meeting unless a quorum of Shareholders is ~~present~~Present at the time when the meeting proceeds to business. One or more ~~holders~~Shareholders holding Shares which carry in aggregate (or representing by proxy) (i) not less than 10%, for as long as the Class A Ordinary Shares remain listed on the Hong Kong Stock Exchange, or (ii) otherwise not less than one-third, of all votes attaching to all Shares in issue and entitled to vote at such general meetin~~g, present in person or by proxy or, if~~ Present, on a ~~corporation or other non-natural person, by its duly authorised representative~~one vote per Share basis, shall be a quorum for all purposes.

~~66.~~64. If within half an hour from the time appointed for the meeting a quorum is not ~~present~~Present, the meeting shall be dissolved.

~~67.~~65. If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of ~~a telephone or similar communication equipment by way~~Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which ~~all Persons~~Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting ~~can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.~~, including attending and casting any vote thereat.

~~68.~~66. The ~~chairman~~Chairman, if any, ~~of the Directors~~ shall preside as chairman at every general meeting of the Company.

~~69.~~67. If there is no such ~~chairman~~Chairman, or if at any general meeting he is not ~~present~~Present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman of the meeting, any Director or Person nominated by the Directors shall preside as chairman of that meeting, failing which the Shareholders ~~present in person or by proxy~~Present shall choose any Person ~~present~~Present to be chairman of that meeting.

APPENDIX II	PROPOSED NEW ARTICLES

68.	The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

(a)	The chairman of the meeting shall be deemed to be Present at the meeting; and

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that if no other Director is Present at the meeting, or if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

~~70.~~69. The chairman of the meeting may with the consent of any general meeting at which a quorum is ~~present~~Present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

~~71.~~70. The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine. The Directors shall fix the date, time and place for the reconvened meeting and at least seven clear days’ notice shall be given for the reconvened meeting in the manner specified in Article 152, and such notice shall specify the date, time and place at which the postponed meeting will be reconvened, and the date and time by which proxies shall be submitted in order to be valid at such reconvened meeting (provided that any proxy submitted for the original meeting shall continue to be valid for the reconvened meeting unless revoked or replaced by a new proxy).

~~72.~~71. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll~~show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by~~ save that the chairman of the meeting~~or any Shareholder present in person or by proxy, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution~~ may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Listing Rules to be voted on by a show of hands.

APPENDIX II	PROPOSED NEW ARTICLES

~~73.~~72. If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

~~74.~~73. All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

~~75.~~74. A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF SHAREHOLDERS

~~76.~~75. Subject to any rights and restrictions for the time being attached to any Share ~~(including, for as long as the Class A Ordinary Shares remain listed on,~~ (a) every Shareholder Present shall, at a general meeting of the Company, have the ~~Hong Kong Stock Exchange, applicable rules under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time~~right to ~~time (unless otherwise waived)),~~speak; (b) on a show of hands every Shareholder ~~present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy)~~Present shall, at a general meeting of the Company, each have one vote; and (c) on a poll every Shareholder ~~present in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall~~Present shall, at a general meeting, have one (1) vote for each Class A Ordinary Share and ten (10) votes for each Class B Ordinary Share of which he is the holder. On a poll a Shareholder entitled to more than one vote is under no obligation to cast all his votes in the same way. For the avoidance of doubt, where more than one proxy is appointed by a recognized clearing house (or its nominee(s)), each such proxy is under no obligation to cast all his votes in the same way on a poll.

~~77.~~76. In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

~~78.~~77. Shares carrying the right to vote that are held by a Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may be voted, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

APPENDIX II	PROPOSED NEW ARTICLES

~~79.~~78. No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid. Where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted.

~~80.~~79. ~~On a poll~~ A Shareholder entitled to attend and vote at a general meeting of the Company shall be entitled to appoint another person (who must be an individual) as their proxy to attend and vote instead of them and a proxy so appointed shall have the same right as the Shareholder to speak at the meeting. V~~v~~otes may be given either personally or by proxy. A proxy need not be a Shareholder. A Shareholder may appoint any number of proxies to attend in their stead at any one general meeting or at any one class meeting.

~~81.~~80. Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy ~~on a show of hand~~ to attend and vote instead of them. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

~~82.~~81. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

~~83.~~82. The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

(a)	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman of the meeting or to the secretary or to any ~~director~~Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The ~~Chairman~~chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

APPENDIX II	PROPOSED NEW ARTICLES

~~84.~~83. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

~~85.~~84. A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

~~86.~~85. Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

~~87.~~86. If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

DIRECTORS

~~88.~~87. (a) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than three (3) Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

(b)	The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The period for which the Chairman will hold office will also be determined by a majority of all of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

APPENDIX II	PROPOSED NEW ARTICLES

(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)	The Board may, by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, appoint any person as a Director, to fill a casual vacancy on the Board arising from the office of any other Director being vacated in any of the circumstances described in Article 88 or Article 116, or as an addition to the existing Board. Any Director so appointed shall hold office only until the first annual general meeting of the Company after his or her appointment and shall then be eligible for re-election at that meeting.

(e)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

~~89.~~88. A Director (including a managing Director or other executive Director) may be removed (with or without cause) from office by Ordinary Resolution of the Company before the expiration of his or her term of office, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement). A vacancy on the Board created by the removal of a Director under the previous sentence may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

~~90.~~89. Subject to these Articles and in compliance with the Listing Rules, ~~T~~the Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives of the Company and determine on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time. For the avoidance of doubt, if any corporate governance policies or initiatives of the Company adopted by resolution of the Board are inconsistent with the provisions in Articles 60 and 87, Articles 60 and 87 shall prevail.

~~91.~~90. A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings. No mandatory retirement age shall apply to Directors.

APPENDIX II	PROPOSED NEW ARTICLES

~~92.~~91. The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

~~93.~~92. The Directors shall be entitled to be paid for their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

INDEPENDENT NON-EXECUTIVE DIRECTORS

93.	The role of an Independent Non-executive Director shall include, but is not limited to:

(a)	participating in Board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)	taking the lead where potential conflicts of interests arise;

(c)	serving on the audit, remuneration, nomination and other governance committees, if invited; and

(d)	scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting.

94.	The Independent Non-executive Directors shall give the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation. They should also attend general meetings and develop a balanced understanding of the views of the members.

95.	The Independent Non-executive Directors shall make a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments.

ALTERNATE DIRECTOR OR PROXY

~~94.~~96. Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be required to sign such written resolutions where they have been signed by the appointing director, and to act in such Director’s place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

APPENDIX II	PROPOSED NEW ARTICLES

~~95.~~97. Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

~~96.~~98. Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

~~97.~~99. Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officer, one or more other executive officers, president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

~~98.~~ 100. The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

APPENDIX II	PROPOSED NEW ARTICLES

~~99.~~101. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

~~100.~~102. The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such ~~person~~Person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

~~101.~~103. The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

~~102.~~ 104. The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

~~103.~~105. The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

~~104.~~ 106. Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

APPENDIX II	PROPOSED NEW ARTICLES

NOMINATION COMMITTEE

107.	The Board shall establish a Nomination Committee (which may be combined with the Corporate Governance Committee to form a single nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”)), which shall perform the following duties:

(a)	review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

(b)	identify individuals suitably qualified to become Directors and select or make recommendations to the Board on the selection of individuals nominated for directorships;

(c)	assess the independence of Independent Non-executive Directors; and

(d)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company.

108.	The Nomination Committee shall make available its terms of reference explaining its role and the authority delegated to it by the Board by publishing them on The Stock Exchange of Hong Kong Limited’s Website and the Company’s Website.

109.	The Company shall provide the Nomination Committee sufficient resources to perform its duties. Where necessary, the Nomination Committee shall seek independent professional advice, at the Company’s expense, to perform its responsibilities.

110.	Where the Board proposes a resolution to elect an individual as an Independent Non-executive Director at a general meeting, the circular to the members and/or explanatory statement accompanying the notice of the relevant general meeting shall set out:

(a)	the process used for identifying the individual and why the Board believes the individual should be elected and the reasons why it considers the individual to be independent;

(b)	if the proposed Independent Non-executive Director will be holding their seventh (or more) listed company directorship, why the Board believes the individual would still be able to devote sufficient time to the board;

(c)	the perspectives, skills and experience that the individual can bring to the Board; and

(d)	how the individual contributes to diversity of the Board.

APPENDIX II	PROPOSED NEW ARTICLES

CORPORATE GOVERNANCE COMMITTEE

111.	The Board shall establish a Corporate Governance Committee (which may be combined with the Nomination Committee to form a single Nominating and Corporate Governance Committee), which shall perform the following duties:

(a)	develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)	review and monitor the training and continuous professional development of Directors and senior management;

(c)	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)	develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and Directors; and

(e)	review the Company’s compliance with the code and disclosure in the Corporate Governance Report.

BORROWING POWERS OF DIRECTORS

~~105.~~112. The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

~~106.~~113. The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

~~107.~~114. The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

APPENDIX II	PROPOSED NEW ARTICLES

~~108.~~115. Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

~~109.~~116. The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

~~110.~~117. The Directors may meet together (either within or ~~without~~outside of the Cayman Islands) for the ~~despatch~~dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

~~111.~~118. A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

APPENDIX II	PROPOSED NEW ARTICLES

~~112.~~119. The quorum necessary for the transaction of the business of the Board may be fixed by the Directors, and unless so fixed, the quorum shall be a majority of Directors then in office. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

~~113.~~120. A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

~~114.~~121. A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

~~115.~~122. Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

~~116.~~123. The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

APPENDIX II	PROPOSED NEW ARTICLES

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

~~117.~~124. When the ~~Chairman~~chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

~~118.~~125. A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

~~119.~~126. The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

~~120.~~127. Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

~~121.~~128. A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

~~122.~~129. All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

APPENDIX II	PROPOSED NEW ARTICLES

PRESUMPTION OF ASSENT

~~123.~~130. A Director of the Company who is present at a meeting of the Board of Directors at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

~~124.~~131. Subject to any rights and restrictions for the time being attached to any Shares, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

~~125.~~132. Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

~~126.~~133. The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

~~127.~~134. Any dividend payable in cash to the holder of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register, or addressed to such person and at such addresses as the holder may direct. Every such cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

~~128.~~135. The Directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution. Without limiting the generality of the foregoing, the Directors may fix the value of such specific assets, may determine that cash payment shall be made to some Shareholders in lieu of specific assets and may vest any such specific assets in trustees on such terms as the Directors think fit.

APPENDIX II	PROPOSED NEW ARTICLES

~~129.~~ 136. Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

~~130.~~ 137. If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

~~131.~~138. No dividend shall bear interest against the Company.

~~132.~~139. Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

~~133.~~140. The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

~~134.~~141. The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

~~135.~~142. The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

~~136.~~143. The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

~~137.~~144. The ~~Directors may~~ Company shall at every annual general meeting appoint an auditor or auditors of the Company who shall hold office until ~~removed from office by a resolution~~the next annual general meeting. The removal of ~~the Directors and may fix~~an auditor before the expiration of his ~~or their~~period of office shall require the approval of an Ordinary Resolution. The remuneration of the auditors shall be fixed by the Company at the annual general meeting at which they are appointed provided that in respect of any particular year the Company in general meeting may delegate the fixing of such remuneration to the Board.

APPENDIX II	PROPOSED NEW ARTICLES

~~138.~~ 145.Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

~~139.~~ 146. The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

~~140.~~ 147. The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

~~141.~~148. Subject to the Companies Act, the Directors may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), which is available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

APPENDIX II	PROPOSED NEW ARTICLES

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

~~142.~~149. Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise an amount standing to the credit of reserves (including the share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a)	employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b)	any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c)	any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of ADSs to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

~~143.~~150. The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

APPENDIX II	PROPOSED NEW ARTICLES

~~144.~~151. There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

~~145.~~152. Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website should the Directors deem it appropriate ~~provided that the Company shall notify the Shareholders of the placement of such notice by any of the means set out above.~~. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

~~146.~~153. Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

~~147.~~154. Any Shareholder ~~present, either personally or by proxy,~~Present at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

~~148.~~155. Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

APPENDIX II	PROPOSED NEW ARTICLES

~~149.~~156. Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

~~150.~~157. Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

INFORMATION

~~151.~~158. No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

~~152.~~159. The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

160. Any register held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a Shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the Board may determine for each inspection, provided that the Company may be permitted to close the register in terms equivalent to section 632 of the Companies Ordinance.

APPENDIX II	PROPOSED NEW ARTICLES

INDEMNITY

~~153.~~161. Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

~~154.~~162. No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)	for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f)	for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto;

unless the same shall happen through such Indemnified Person’s own dishonesty, willful default or fraud.

FINANCIAL YEAR

~~155.~~163. Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

APPENDIX II	PROPOSED NEW ARTICLES

NON-RECOGNITION OF TRUSTS

~~156.~~164. No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

~~157.~~165. If the Company shall be wound up (including in the case of voluntary winding up) the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

~~158.~~166. If the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

~~159.~~167. Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

~~160.~~168. For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case thirty calendar days in any calendar year.

APPENDIX II	PROPOSED NEW ARTICLES

~~161.~~169. In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

~~162.~~170. If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

~~163.~~171. The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

~~164.~~172. The Directors, or any service providers (including the officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any Designated Stock Exchange any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

NOTICE OF EXTRAORDINARY GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters that require a shareholder’s vote. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing one of our Class A ordinary shares, are listed on the New York Stock Exchange in the United States under the symbol ZTO.

ZTO Express (Cayman) Inc.

中通快遞(開曼)有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2057)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “EGM”) of ZTO Express (Cayman) Inc. (the “Company”) will be held at 9/F, The Center, 99 Queen’s Road Central, Central, Hong Kong on Friday, April 14, 2023 at 2:00 p.m. (local time), for the purpose to consider and vote on the following (unless otherwise specified, terms defined in this notice shall have the same meanings as those defined in the circular of the Company dated March 6, 2023 (the “Circular”)):

ORDINARY RESOLUTIONS

1.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

– EGM-1 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2016 Share Incentive Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued and outstanding Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

– EGM-2 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

2.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT:

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued and outstanding Shares of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

– EGM-3 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.”

3.	To consider and, if thought fit, pass with or without modification, the following resolution as an ordinary resolution:

“THAT conditional upon the passing of resolutions set out in items 1 and 2 of the notice convening this meeting (the “Notice”), the general mandate referred to in the resolution set out in item 1 of the Notice be and is hereby extended by the addition to the aggregate number of Shares that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 2 of the Notice, provided that such amount shall not exceed 10% of the total number of issued and outstanding Shares of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

SPECIAL RESOLUTION

4.	To consider and, if thought fit, to pass as a special resolution THAT the third amended and restated memorandum and articles of association be amended and restated in their entirety and by the substitution in their place of the fourth amended and restated memorandum and articles of association in the form as set out in Appendix II to the Circular with effect from the Effective Date and THAT the Board be authorised to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Articles of Association.

– EGM-4 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The board of Directors of the Company has fixed the close of business on March 13, 2023 Hong Kong time, as the record date (the “Shares Record Date”) of our Class A ordinary shares with a par value of US$0.0001 each (the “Class A Ordinary Shares”) and Class B ordinary shares with a par value of US$0.0001 each (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Shares”).

Holders of record of the Company’s Shares as of the Shares Record Date are entitled to attend and vote at the EGM and any adjourned meeting thereof. Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on March 13, 2023 New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs.

ATTENDING THE EGM

Only holders of record of Shares as of the Shares Record Date are entitled to attend and vote at the EGM. Those who hold the Shares indirectly should contact their brokerage firm, bank or other financial institution for further information on how to attend the EGM.

ACCESSING THE VIRTUAL MEETING

An online live webcast of the EGM (the “Virtual Meeting”) will be made available to holders of Shares as of the Shares Record Date. Attendees of the Virtual Meeting may submit questions online. Due to the time limit, only selected questions will be answered at the discretion of the chairperson of the meeting.

You will not be able to vote through the Virtual Meeting. Therefore, if you plan on attending the EGM through accessing the Virtual Meeting, please send in your proxy form or voting instructions in advance.

Registered Shareholders (i.e. those who hold Shares directly) as of the Shares Record Date may view and listen to the online live webcast of the EGM proceedings and submit questions online through https://meetings.computershare.com/ZTO2023EGM. The live webcast will be open for registered holders of Shares to log in approximately 30 minutes prior to the commencement of the EGM and can be accessed from any location with access to the internet with a smart phone, tablet device or computer. Details regarding the live webcast including the login details to access the online live webcast are included in the Company’s notification letter to registered holders of the Shares to be sent by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited. In the event that any holder of the Shares appoints any person to be their proxy, login details to access the online live webcast will be sent by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, to the email address of such proxy provided in the returned proxy form.

– EGM-5 –

NOTICE OF EXTRAORDINARY GENERAL MEETING

Non-registered holders of the Shares whose Shares are held through banks, brokers, custodians or HKSCC Nominees Limited (collectively the “Intermediary”) as of the Shares Record Date should instruct their Intermediary to appoint themselves as proxies or corporate representatives to view and listen to the EGM via the online live webcast and in doing so, they will be asked to provide their email address. Details regarding the online live webcast including the login details will be emailed to them by the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, one day prior to the EGM.

PROXY FORMS AND ADS VOTING CARD

A holder of Shares as of the Shares Record Date may appoint a proxy to exercise his or her rights at the EGM. A holder of ADSs as of the ADS Record Date will need to instruct JPMorgan Chase Bank, N.A., the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), which are incorporated by reference into and as a part of this notice for further details and instructions. The proxy form is also available for viewing on our website at https://zto.investorroom.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Shares Record Date are cordially invited to attend the EGM in person. Your vote is important. You are urged to complete, sign, date and return the proxy form to the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited (“Computershare”) (for holders of Shares) or your voting instructions to JPMorgan Chase Bank, N.A. (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare must receive the proxy form by no later than 2:00 p.m., Hong Kong time, on April 12, 2023 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the EGM, and JPMorgan Chase Bank, N.A. must receive your voting instructions by no later than 8:00 a.m., New York time, on April 5, 2023 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the EGM.

By order of the Board

ZTO Express (Cayman) Inc.

Meisong LAI

Chairman

Hong Kong, March 6, 2023

As at the date of this notice, the board of directors of the Company comprises Mr. Meisong LAI as the chairman, Mr. Jilei WANG and Mr. Hongqun HU as executive directors, Mr. Xing LIU and Mr. Zheng LIU as non-executive directors, Mr. Frank Zhen WEI, Mr. Qin Charles HUANG, Mr. Herman Cheng-Chun YU, Mr. Tsun-Ming (Daniel) KAO and Ms. Fang XIE as independent non-executive directors.

– EGM-6 –